Exhibit (e)(4)
EMPLOYMENT AND CONSULTING AGREEMENT
     THIS EMPLOYMENT AND CONSULTING AGREEMENT (this “Agreement”) is made and entered into as of this 17th day of October, 2011 by and between Brigham Exploration Company, a Delaware corporation (“BEX”), Brigham, Inc., a Texas corporation (together with BEX, referred to as the “Company”), Ben M. Brigham (“Consultant”), and for purposes of acknowledging this Agreement, Statoil Gulf Services LLC (“Statoil”).
     WHEREAS, Consultant currently is employed by the Company as its the President and Chief Executive Officer pursuant to the terms of the Employment Agreement effective as of May 14, 1997, and as amended effective as of January 1, 2009, between Consultant and the Company (the “Employment Agreement”);
     WHEREAS, Statoil ASA, a public limited liability company organized under the laws of Norway, Fargo Acquisition Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Statoil ASA, and BEX are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Fargo Acquisition Inc. will commence an Offer to purchase the common stock of the BEX, and (ii) after the acquisition of common stock pursuant to the Offer, Fargo Acquisition Inc. shall merge with and into BEX, with BEX being the surviving corporation (the “Merger”). As a result of the Merger, the separate corporate existence of Fargo Acquisition Inc. shall cease and BEX shall continue as the surviving corporation of the Merger and the Company shall continue its existence as a wholly-owned subsidiary of BEX;
     WHEREAS, given Consultant’s knowledge of the Company and the industry, the Company desires to retain the services of Consultant as an employee and thereafter as a consultant on the terms and conditions set out below;
     WHEREAS, Consultant’s execution of this Agreement is an inducement to Statoil ASA’s willingness to enter into the Merger Agreement; and
     WHEREAS, capitalized terms not defined in this Agreement shall have the meanings assigned to them in the Merger Agreement.
     NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Company and Consultant agree as follows:
     1. Effective Date. This Agreement is effective as of the Acceptance Time.
     2. Termination of Employment Agreement; Effect of Termination of Employment. Consultant’s employment with the Company and any affiliate and the Employment Agreement shall terminate effective as of the earlier of (i) 60 days after the Acceptance Time, (ii) such date that the Company notifies Consultant in writing that

Consultant’s employment is terminated, or (iii) Consultant’s death, (the “Employment Termination Date”). The Company and Consultant acknowledge and agree as follows:
          (a) The Company acknowledges and agrees that (i) during the period from the Acceptance Time through the Employment Termination Date, Consultant will receive base salary at a rate no less than the rate in effect as of immediately prior to the Acceptance Time and continue to be eligible to participate in the Company’s or an affiliate’s employee benefit plans, programs, and arrangements on the same basis as he was eligible to participate immediately prior to the Acceptance Time; (ii) it will pay Consultant any unpaid salary and accrued but unused vacation or paid time off as of the Employment Termination Date in the time period required by law; (iii) in lieu of any bonus under the Employment Agreement, it will pay Consultant a 2011 bonus equivalent to 80% of Consultant’s base annual salary in effect as of immediately before the Acceptance Time, prorated through the Employment Termination Date if such date occurs before December 31, 2011, in a cash lump sum within three business days after the Employment Termination Date; (iv) it will continue to reimburse Consultant for any business expenses incurred by him through the Employment Termination Date, and reimburse Consultant for any unreimbursed business expenses incurred by him through the Employment Termination Date, in accordance with the Company’s customary practices concerning expense reimbursement, but in no event later than the 15th day of the third month following the end of the calendar year in which the Employment Termination Date occurs; (v) the termination of Consultant’s employment and the Employment Agreement on the Employment Termination Date constitutes a “separation from service” under Treasury Regulation Section 1.409A-1(h) and entitles Consultant to the payments and benefits set out in Section 14 of the Employment Agreement; and (vi) the Company’s obligations under Section 14 of the Employment Agreement survive the termination of the Employment Agreement and the consummation of the Merger.
          (b) Provided that Consultant has not voluntarily terminated employment with the Company or an affiliate before the Employment Termination Date, the Company shall pay Consultant a retention bonus of $650,000.00, less legally required withholdings, in a cash lump sum within three business days after the Employment Termination Date.
          (c) The Company and Consultant agree that Section 16 of the Employment Agreement is hereby modified to delete any obligation of Consultant under such Section 16 after the termination of Consultant’s employment. Other than as amended in the preceding sentence, Consultant acknowledges and agrees that his post-employment obligations under Sections 15 and 16 of the Employment Agreement survive the termination of the Employment Agreement and the termination of this Agreement and Consultant expressly represents and covenants that Consultant shall abide by all such obligations.
     3. Term. This Agreement is effective as of the Acceptance Time and shall continue until the 90th day immediately following the Employment Termination Date

(such period, the “Initial Term”) unless earlier terminated as provided for in paragraph 11 below. Upon the expiration of the Initial Term, the Company, in its sole discretion, may, by providing written notice to Consultant, elect to extend the Consulting Term (as defined below) for an additional 90-day period.
     4. Scope of Services.
          (a) Consultant shall perform such transition services for the Company as may be reasonably requested from time to time by the Company’s Chief Executive Officer or President during normal business hours during the period beginning on the Employment Termination Date and ending on the 90th day immediately following the Employment Termination Date unless extended pursuant to paragraph 3 (such period, the “Consulting Term” and such services, the “Services”) so that the Company may have the benefit of Consultant’s advice, counsel, experience, and knowledge and of Consultant’s reputation and contacts in the industry with respect to the Company and the business operations of the Company. The Company and Consultant anticipate that Consultant will devote no more than the equivalent of eight hours per week during the Consulting Term to the provisions of the Services. However, should Consultant need to devote additional time in order to properly perform the Services, Consultant agrees to devote such additional time to the Company as may be reasonably necessary, subject to the limitations of paragraph 4(b) below and provided that such Services do not otherwise unreasonably interfere with Consultant’s personal and other business pursuits. Unless Consultant otherwise agrees, Consultant shall not be required to perform any such Services at the offices of the Company or any affiliate, and shall not be required to travel to perform any such Services. Consultant acknowledges that the Company is relying on Consultant’s special skill, knowledge, training, and experience in performing the Services and that Consultant shall determine the method, details, and means of performing the Services consistent with the nature and purpose of the Services.
          (b) Consultant and the Company acknowledge that the level of bona fide services Consultant shall perform for the Company during the Consulting Term shall permanently decrease to no more than 20% of the average level of bona fide services performed by Consultant for the Company over the 36-month period immediately preceding the Effective Date, such that the termination of Consultant’s employment with the Company shall constitute a “separation from service” under Treasury Regulation Section 1.409A-1(h).
     5. Equipment; Expenses. All supplies, equipment, and other materials provided to Consultant or authorized by the Company to be used by Consultant in relation to the Services shall remain the property of the Company and shall be returned immediately upon request of the Company or upon termination of the Agreement, whichever is earlier. Any equipment owned by Consultant that is used to perform the Services shall be expunged of all data, programs, documents and any other information relating to the Services immediately upon request of the Company or upon termination of the Agreement, whichever is earlier. The Company shall reimburse Consultant for reasonable business-related expenses incurred by Consultant in connection with the performance of the Services, including any expenses in connection with agreed-upon travel. Any expenses for which Consultant seeks reimbursement must be submitted to the Company with appropriate supporting documentation no later than no later than 15 days after the end of the calendar month in which the expenses were incurred. The Company shall reimburse Consultant for any such expenses by the end of the calendar month after Consultant’s submission of appropriate supporting documentation.
     6. Confidential Information
          (a) During the Consulting Term and in connection with the Services, the Company shall provide Executive with Confidential Information (as defined in paragraph 6(c) below) and entrust Consultant with activities designed to maintain or build the goodwill of the Company. In consideration thereof, and to protect the Company’s legitimate business interests in safeguarding its Confidential Information and goodwill, Consultant agrees to the provisions of this paragraph 6 and paragraph 7.
          (b) Consultant acknowledges and agrees that, at all times during the Consulting Term and thereafter, (i) all Confidential Information shall remain and be the sole and exclusive property of the Company; (ii) he will hold all Confidential Information in strictest confidence and not, directly or indirectly, disclose or divulge any Confidential Information to any person or entity, except (A) to the extent necessary for the proper performance of the Services; (B) as otherwise authorized by the Company; (C) as required by law or legal process; or (D) as necessary in connection with the enforcement of this Agreement or any other agreement with or obligation of the Company; and (iii) if he believes he is required by law or legal process to disclose or divulge any Confidential Information, he will, unless prohibited by applicable law, notify the Company in writing sufficiently in advance of any such disclosure to allow the Company sufficient opportunity to defend, limit, or otherwise protect its interests against such disclosure.
          (c) For purposes of this Agreement, the term “Confidential Information” shall mean all proprietary and confidential and other business information of the Company, including, but not limited to, geological maps, geophysical maps, geological data, geophysical data, geological interpretations, geophysical interpretations, geological analysis, geophysical analysis, project location, prospect location, prospect leads, project leads, well logs, well log interpretations, well analysis, production information, financial information and records, personnel information and records (other than as pertains to Consultant), and other information or matters constituting trade secrets or confidential information as defined under applicable law, in whatever form or media, but excluding (i) any such information that is or becomes generally available to the public other than as a result of an improper disclosure by Consultant in violation of this Agreement; (ii) information that is or was made available to Consultant on a non-public basis; or (iii) information that is generally known or available in the industry.
          (d) For purposes of this paragraph 6, the “Company” shall include Statoil and its affiliates.

     7. Restricted Activities.
          (a) In consideration of the retention bonus described in paragraph 2(b) and the Consulting Fee, and to protect the Company’s legitimate business interests in safeguarding its Confidential Information and goodwill, Consultant agrees that for the one-year period beginning on the Employment Termination Date, he shall not, directly or indirectly, either as an employee, employer, consultant, contractor, agent, principal, partner, stockholder, corporate officer, director, member, manager, or in any other individual or representative capacity, within the Restricted Area (as defined below) engage in Competitive Duties (as defined below) on behalf of, or in conjunction or affiliation with, any person or entity that is in competition with the Company in the business of oil and gas exploration and production or is planning to compete with the Company in such business; provided, however, that the provisions in this paragraph 7(a) shall not be deemed to prohibit (i) Consultant’s ownership of not more than five (5%) percent of the total shares of all classes of stock outstanding of any publicly held company or (ii) Consultant accepting employment with, or providing services to, any business or organization which engages in competition with the Company in the Restricted Area so long as Consultant works exclusively in a subsidiary, division or other distinct unit that carries on a bona fide business that does not engage in competition with the Company and Consultant is able, in the reasonable determination of the Company, to satisfy ongoing obligations under paragraph 6 above notwithstanding such employment or engagement. As used herein, the “Restricted Area” is that geographic area within a fifty (50) mile radius of those locations within the United States where the Company currently does business, other than the States of Texas, Oklahoma, New Mexico and Louisiana. As used herein, the term “Competitive Duties” means duties that are the same as, or similar to, duties that Consultant performed or over which Consultant had direct supervisory responsibility during the course of his employment or engagement with the Company.
          (b) Except for purposes of determining the Restricted Area under this paragraph 7, all references to the “Company” in this paragraph 7 shall include Statoil and its affiliates.
     8. Remedies. If Consultant breaches any provisions of paragraph 6 or 7 (collectively the “Restrictive Covenants”), the Company shall have the right to have the Restrictive Covenants specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach will cause irreparable injury to the Company and that money damages will not provide adequate remedy to the Company. The Company’s right of specific performance hereunder shall be independent of, and in addition to, any other rights and remedies available to the Company under law or in equity.
     9. Consulting Fee. In consideration of Consultant’s providing the Services and the promises of Consultant in paragraphs 6 and 7, the Company shall pay to Consultant a fee of $90,000.00 (the “Consulting Fee”), payable in three equal installments with the first installment to be paid on the Employment Termination Date and each subsequent installment to be paid on the 30th day after the previous installment is paid, provided, however, that in the event the Company terminates this Agreement without Cause (as defined in paragraph 11(a) below), the full remaining portion of the Consulting Fee shall be paid in a cash lump sum within 10 days after the termination date. In the event the Company elects to extend the Consulting Term beyond the Initial Term, the Company shall, subject to the last sentence of this paragraph 9, pay to Consultant an additional amount equal to $90,000, payable in three equal installments to be paid on the 30th day after the previous installment is paid hereunder. The Consulting Fee shall be the sole compensation for all Services Consultant may perform during the Consulting Term. Notwithstanding the foregoing, Consultant shall not be entitled to any unearned portion of the Consulting Fee if the Company terminates this Agreement for Cause.
     10. Relationship of the Parties; Independent Contractor Status.
          (a) Notwithstanding anything to the contrary in this Agreement, express or implied, the status of Consultant during the Consulting Term shall be that of an independent contractor. Consultant acknowledges and agrees that during the Consulting Term and with respect to the provision of the Services, Consultant is solely responsible for complying with obligations imposed upon Consultant as an independent contractor by all applicable federal, state, or local laws, rules, and regulations relating to the performance of the Services and payment of the Consulting Fee, including but not limited to those relating to the reporting of, and paying when due, all income and other taxes, including estimated taxes, and the filing of all returns and reports required by applicable law.
          (b) During the Consulting Term, Consultant shall not in any way represent himself to be an agent of the Company and Consultant shall not have any power to bind the Company. During the Consulting Term, nothing in this Agreement creates or shall be deemed to create a partnership, joint venture, agency, or employer-employee relationship between the Company and Consultant.
     11. Termination.
          (a) The Company may terminate this Agreement during the Consulting Term for Cause. “Cause,” for purpose of this Agreement, means (i) Consultant’s willful and continued failure to perform the Services (other than by reason of injury or illness) as reasonably requested by the Company; (ii) willful misconduct of Consultant in performing the Services which is demonstrably and materially economically injurious to the Company; or (iii) a material breach of paragraphs 6 or 7 of this Agreement. No act or failure to act, shall be considered “willful” unless Consultant has acted, or failed to act, with a lack of good faith and with a lack of reasonable belief that such action or failure to act was in the best interest of the Company. Before exercising its right to terminate this Agreement for Cause, the Company shall notify Consultant in writing of its intent to do so, identifying the clause(s) under which Cause is alleged to exist and describing in reasonable detail the circumstances or events claimed to constitute Cause under such clause(s), and provide Consultant at least 10 days to correct the circumstances or events. If the Company does not accept Consultant’s correction of the alleged circumstances or events, the Company shall send Consultant written notice specifying the effective date of the termination of the Agreement for Cause, which date shall be no earlier than Consultant’s receipt of such written notice. In the event the Company terminates this Agreement for Cause as provided for in the preceding sentence, the Company shall pay Consultant any unpaid portion of the Consulting Fee through the date of termination within 10 days after the date of termination, but the Company’s and Consultant’s obligations under this Agreement otherwise shall not be affected.
          (b) The Company may terminate this Agreement during the Consulting Term without Cause upon 10 days’ advance written notice to Consultant. In the event the Company terminates this Agreement without Cause as provided for in the preceding sentence, the Company shall pay Consultant the full remaining portion of the Consulting Fee in a cash lump sum on the date of termination, but the Company’s and Consultant’s obligations under this Agreement otherwise shall not be affected.
          (c) Consultant may terminate this Agreement during the Consulting Term if the Company materially breaches this Agreement, including by failing to timely pay the Consulting Fee. Before exercising his right to terminate this Agreement, Consultant shall notify the Company in writing of his intent to do so, identifying the provision(s) which allegedly has been breached and describing in reasonable detail the circumstances or events claimed to constitute a breach, and provide the Company at least 10 days to correct the circumstances or events. If Consultant does not accept the Company’s correction of the alleged circumstances or events, Consultant shall send the Company written notice specifying the effective date of the termination of the Agreement, which date shall be no earlier than the Company’s receipt of such written notice. In the event Consultant terminates this Agreement as provided for in the preceding sentence, the Company shall pay Consultant the full remaining portion of the Consulting Fee in a cash lump sum within 10 days after the date of termination, but the Company’s and Consultant’s obligations under this Agreement (other than Consultant’s obligation to provide the Services) otherwise shall not be affected.
     12. Indemnification. To the maximum extent permitted under applicable law, the Company shall indemnify Consultant and hold him harmless from any costs, expenses (including, without limitation, attorneys fees and other legal fees and expenses), claims, liabilities, losses, judgments, fines, settlements, and exposures arising from or in any way connected with the performance of the Services, including claims, liabilities, losses, judgments, fines, settlements, and exposures based on Consultant’s own negligence in the performance of the Services, unless it is established by a final judgment that the act or omission giving rise to the claim, demand, suit or proceeding (collectively, a “Proceeding”) constituted bad faith, willful misconduct, or gross negligence. Reasonable expenses, including fees and expenses of counsel, incurred by Consultant in connection with any such Proceeding shall be paid or reimbursed on a current basis by the Company in advance of the final disposition of the Proceeding upon receipt by the

Company of (i) a written affirmation by Consultant of his good faith belief that the standard of conduct necessary for indemnification as authorized in this paragraph 12 has been met, and (ii) a written undertaking by Consultant to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.
     13. Assignment; Subcontracting; Benefit of Agreement. This Agreement and the rights and duties under it shall not be assigned, subcontracted, or transferred by any party, in whole or in part, without the other party’s prior written approval. Specifically, given the nature of the Services, Consultant must perform the Services personally unless otherwise agreed in advance by the Company in writing. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors, and permitted assigns, including, without limitation, any corporation or person which may acquire all or substantially all of the Company’s assets or business, or with or into which the Company may be consolidated or merged.
     14. Amendment. No amendment to this Agreement shall be effective unless made in writing and signed by the parties.
     15. Governing Law and Venue. This Agreement is governed by and shall be construed and enforced in accordance with Texas law, excluding its choice-of-law principles that would require the application of the law of any other state. Any action to enforce this Agreement shall be brought in Travis County, Texas (or the county of Consultant’s residence, if different).
     16. Code Section 409A. This Agreement is intended to comply with or be exempt from the requirements of Internal Revenue Code Section 409A (“Code Section 409A”). Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to be consistent with such intent. Notwithstanding the foregoing, if any additional tax, penalty or interest under or in relation to Code Section 409A (“Section 409A Tax”) is imposed on Consultant by reason of this Agreement, including, without limitation, administration of any payments, benefits or reimbursements under this Agreement, the amendment or modification of this Agreement, or the substitution of another agreement or arrangement for this Agreement, then the Company shall pay Consultant an additional payment (a “409A Payment”) in an amount such that, after payment by Consultant of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any federal, state, and local income taxes and employment taxes (and any interest and penalties imposed with respect thereto) and any Section 409A Tax imposed upon the 409A Payment, Consultant retains an amount of the 409A Payment equal to the Section 409A Tax. The Company shall pay the 409A Payment to Executive no later than 10 days after Consultant remits the Section 409A Tax.
     17. Notices. Any notice required or permitted under this Agreement shall be in writing and shall be sufficiently given and received upon receipt, if personally delivered, or three days after being deposited in the United States mailed if sent by registered or certified mail, postage prepaid, with return receipt requested, addressed:
       If to the Company:
Brigham, Inc.
Building 4, 8th Floor
2103 CityWest Boulevard,
Houston, Texas 77042
       or to such other address and/or to the attention of such other person as the Company shall designate by written notice to Consultant.
       If to Consultant:
Ben M. Brigham
3806 Spirit Lake Cove
Austin, Texas 78746
       or to such other address as Consultant shall designate by written notice to the Company.
     18. Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties on separate counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
     19. Survival; Continuing Effect of Restrictive Covenants. Paragraphs 2(c), 6 and 7 of this Agreement shall continue in full force and effect and survive the termination of this Agreement, regardless of the reason for such termination.
[Signature Page Follows]

The signatures of the parties below confirm their mutual acceptance or acknowledgement of the terms of this Agreement:

BRIGHAM, INC.		BEN M. BRIGHAM

By:	/s/ David T. Brigham	/s/ Ben M. Brigham

Name:	David T. Brigham
Title:	Executive Vice President
Land & Administration
Date Signed	October 17, 2011	Date Signed:	October 17, 2011

BRIGHAM EXPLORATION COMPANY

By:	/s/ David T. Brigham

Name:	David T. Brigham
Title:	Executive Vice President
Land & Administration
Date Signed	October 17, 2011

ACKNOWLEDGED: STATOIL GULF SERVICES LLC
By:	/s/ William V. Maloney
	Name:	William V. Maloney
	Title:	President

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